Citigroup Global Markets Holdings Inc.

Offering Summary No. 2017-USNCH0873 dated December 5, 2017 relating to Preliminary Pricing Supplement No. 2017-USNCH0873 dated December 4, 2017

Registration Statement Nos. 333-216372 and 333-216372-01

Filed Pursuant to Rule 433

Barrier Securities Based on the Worst Performing of the S&P 500® Index and the Russell 2000® Index Due December-----, 2022

Overview. The securities are unsecured senior debt securities issued by Citigroup Global Markets Holdings Inc. and guaranteed by Citigroup Inc. Unlike conventional debt securities, the securities do not pay interest and do not repay a fixed amount of principal at maturity. Instead, the securities offer a payment at maturity that may be greater than, equal to or less than the stated principal amount, depending on the performance of the worst performing of the S&P 500® Index and the Russell 2000® Index (each, an “underlying index”).

The securities offer modified exposure to the performance of the worst performing underlying index, with (i) the opportunity to participate on a leveraged basis in a limited range of potential appreciation of the worst performing underlying index and (ii) contingent repayment of the stated principal amount at maturity if the worst performing underlying index depreciates, but only so long as that depreciation does not exceed 40.00%. In exchange, investors in the securities must be willing to accept a return based on whichever underlying index is the worst performing underlying index, forgo any appreciation of the worst performing underlying index in excess of the maximum return at maturity specified below, and forgo any dividends that may be paid on the stocks that constitute the underlying indices over the term of the securities. In addition, investors in the securities must be willing to accept full downside exposure to the worst performing underlying index if the worst performing underlying index depreciates by more than 40.00%. If the worst performing underlying index depreciates by more than 40.00% from its initial index level to its final index level, you will lose 1% of the stated principal amount of your securities for every 1% by which the worst performing underlying index has declined from its initial index level. There is no minimum payment at maturity.

Your return on the securities will depend solely on the performance of the worst performing underlying index. You will not benefit in any way from the performance of the better performing underlying index. You may incur a significant loss if either underlying index performs poorly, even if the other performs favorably.

All payments on the securities are subject to the credit risk of Citigroup Global Markets Holdings Inc. and Citigroup Inc. The securities will not be listed on any securities exchange and may have limited or no liquidity.

Preliminary Terms
Issuer:	Citigroup Global Markets Holdings Inc., a wholly owned subsidiary of Citigroup Inc.
Guarantee:	All payments due on the securities are fully and unconditionally guaranteed by Citigroup Inc.
Underlying indices	The S&P 500® Index (ticker symbol: “SPX”) and the Russell 2000® Index (ticker symbol: “RTY”)
Pricing date:	December , 2017 (expected to be December 26, 2017)
Valuation date:	December , 2022 (expected to be December 27, 2022), subject to postponement if such date is not a scheduled trading day or if certain market disruption events occur with respect to either underlying index
Maturity date:	December , 2022 (expected to be December 30, 2022)
Payment at maturity:

For each $1,000 stated principal amount security you hold at maturity:

▪    If the final index level of the worst performing underlying index is greater than its initial index level:

$1,000 + the leveraged return amount, subject to the maximum return at maturity

▪    If the final index level of the worst performing underlying index is less than or equal to its initial index level but greater than or equal to its barrier level: $1,000

▪    If the final index level of the worst performing underlying index is less than its barrier level: $1,000 × the index performance factor of the worst performing underlying index

Initial index level:	For each underlying index, its closing level on the pricing date
Final index level:	For each underlying index, its closing level on the valuation date
Index performance factor:	For each underlying index, its final index level divided by its initial index level
Index percent increase:	For each underlying index, (i) its final index level minus its initial index level divided by (ii) its initial index level
Worst performing underlying index:	The underlying index with the lowest index performance factor on the valuation date
Leveraged return amount:	$1,000 × the index percent increase of the worst performing underlying index × the leverage factor
Leverage factor:	400.00% to 450.00%. The actual leverage factor will be determined on the pricing date.
Maximum return at maturity:	$600.00 per security (60.00% of the stated principal amount). Because of the maximum return at maturity, the payment at maturity will not exceed $1,600.00 per security.
Barrier level:	For each underlying index, 60% of its initial index level
CUSIP / ISIN:	17324CPQ3 / US17324CPQ32

This offering summary does not contain all of the material information an investor should consider before investing in the securities. This offering summary is not for distribution in isolation and must be read together with the accompanying preliminary pricing supplement and the other documents referred to therein, which can be accessed via the following hyperlink: Preliminary Pricing Supplement dated December 4, 2017

Selected Risk Considerations
•	You may lose some or all of your investment. If the final index level of the worst performing underlying index is less than its barrier level, you will lose 1% of the stated principal amount of the securities for every 1% by which the worst performing underlying index has declined from its initial index level. There is no minimum payment at maturity on the securities, and you may lose up to all of your investment.
•	The securities do not pay interest.
•	Your potential return on the securities is limited. Your potential total return on the securities at maturity is limited to the maximum return at maturity of 60.00%, which is equivalent to a maximum return at maturity of $600.00 per security.
•	You will not benefit in any way from the performance of the better performing underlying index. The return on the securities depends solely on the performance of the worst performing underlying index, and you will not benefit in any way from the performance of the better performing underlying index.
•	You will be subject to risks relating to the relationship between the underlying indices.
•	Investing in the securities is not equivalent to investing in either underlying index. You will not have voting rights, rights to receive dividends or any other rights with respect to the stocks that constitute the underlying indices.
•	The securities are subject to the credit risk of Citigroup Global Markets Holdings Inc. and Citigroup Inc. If we default on our obligations under the securities and Citigroup Inc. defaults on its guarantee obligations, you may not receive anything owed to you under the securities.
•	The securities will not be listed on any securities exchange and you may not be able to sell them prior to maturity.
•	The estimated value of the securities on the pricing date will be less than the issue price. For more information about the estimated value of the securities, see the accompanying preliminary pricing supplement.
•	The value of the securities prior to maturity will fluctuate based on many unpredictable factors.

•	The Russell 2000® Index is subject to risks associated with small capitalization stocks.

•	We and our affiliates may have conflicts of interest with you.
•	The U.S. federal tax consequences of an investment in the securities are unclear.

The above summary of selected risks does not describe all of the risks associated with an investment in the securities. You should read the accompanying preliminary pricing supplement and product supplement for a more complete description of risks relating to the securities.

Citigroup Global Markets Holdings Inc. and Citigroup Inc. have filed registration statements (including the accompanying preliminary pricing supplement, product supplement, underlying supplement, prospectus supplement and prospectus) with the Securities and Exchange Commission (“SEC”) for the offering to which this communication relates. Before you invest, you should read the accompanying preliminary pricing supplement, product supplement, underlying supplement, prospectus supplement and prospectus in those registration statements (File Nos. 333-216372 and 333-216372-01) and the other documents Citigroup Global Markets Holdings Inc. and Citigroup Inc. have filed with the SEC for more complete information about Citigroup Global Markets Holdings Inc., Citigroup Inc. and this offering. You may obtain these documents without cost by visiting EDGAR on the SEC website at www.sec.gov. Alternatively, you can request these documents by calling toll-free 1-800-831-9146.

Hypothetical Payment at Maturity Diagram*

■ The Securities ■ The Underlying Index

* The diagram above illustrate the payment at maturity per security for a range of hypothetical percentage changes from the initial index level to the final index level of the worst performing underlying index. The diagram assumes a hypothetical leverage factor of 400.00%. The actual leverage factor will be determined on the pricing date. Your return on the securities will depend solely on the performance of the worst performing underlying index. You will not benefit in any way from the performance of the better performing underlying index.